UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ______________.

Commission file number: 0-28316

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Trico Marine Operators, Inc. 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Trico Marine Services, Inc.
2401 Fountainview Drive, Suite 920
Houston, TX 77057

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1. Statements of Net Assets Available for Plan Benefits, as of December 31, 2005 and 2004.
2. Statement of Changes in Net Assets Available for Plan Benefits, for the year ended December 31, 2005.
3. Notes to Financial Statements.
4. Supplemental Schedule - Schedule of Assets (Held at End of Year).

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Trico Marine Operators, Inc. 401(k) Retirement Plan
(Name of Plan)

Date: June 30, 2006	/s/ Geoff Jones
Geoff Jones
Chief Financial Officer

Trico Marine Operators, Inc.
401(k) Retirement Plan
Index
December 31, 2005

Page(s)
Reports of Independent Registered Public Accounting Firms………………………………….	4-5

Financial Statements

Statements of Net Assets Available for Benefits……………………………………...…………..	6

Statement of Changes in Net Assets Available for Benefits……………………………………..	7

Notes to Financial Statements……………………………………...………………………………..	8-15

Supplemental Schedules

Schedule of Assets (Held at End of Year), December 31, 2005.……………...…………………..	16

Schedule of Nonexempt Transactions……………………………………………………………...	17

Note:

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm as of December 31, 2005

To the Participants and Administrator of
Trico Marine Operators, Inc. 401(k) Retirement Plan

We have audited the accompanying statement of net assets available for benefits of Trico Marine Operators, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

 We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Trico Marine Operators, Inc. 401(k) Retirement Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

 Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year), December 31, 2005 and the supplemental schedule of Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee’s Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management and have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ LaPorte , Sehrt, Romig & Hand
A Professional Accounting Corporation

Metairie, Louisiana

June 9, 2006

Report of Independent Registered Public Accounting Firm as of December 31, 2004

To the Participants and Administrator of
Trico Marine Operators, Inc. 401(k) Retirement Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Trico Marine Operators, Inc. 401(k) Retirement Plan (the “Plan”) at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New Orleans, Louisiana

June 17, 2005

Trico Marine Operators, Inc.
401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Investments - at fair value	$5,059,417	$5,052,770
Total investments	5,059,417	5,052,770

Receivables:
Employee contributions	11,333	19,095
Employer contributions	116,452	2,483
Total receivables	127,785	21,578

Total assets available for benefits	5,187,202	5,074,348

Liabilities:
Other payables	-	13,386

Net assets available for benefits	$5,187,202	$5,060,962

The accompanying notes are an integral part of these statements.

Trico Marine Operators, Inc.
401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

2005
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(28,503)
Interest and dividends	249,278
Total investment income	220,775

Contributions:
Participant	456,593
Employer	175,341
Total contributions	631,934

Total increase	852,709

Deductions from net assets attributed to:
Participants or beneficiaries	(674,348)
Other distributions	(33,682)
Administrative charges	(18,439)
Total deductions	(726,469)

Net change	126,240

Net assets available for benefits:
Beginning balance	5,060,962
Ending balance	$5,187,202

The accompanying notes are an integral part of these statements.

Trico Marine Operators, Inc.
401(k) Retirement Plan
Notes to the Financial Statements
December 31, 2005 and 2004

1.	Description of Plan

The following description of the Trico Marine Operators, Inc. 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

General
The Plan is a defined contribution 401(k) Retirement Plan and was established to provide benefits to qualified domestic employees of Trico Marine Operators, Inc. (the “Company” and “Plan Sponsor”). The Plan allows participants to make before-tax contributions in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). All domestic employees who are at least 18 years of age, not covered by a collective bargaining agreement and who have completed at least six months of service are eligible to participate in the Plan.

Reorganization and Financial Condition of Trico Marine Services, Inc.
On December 21, 2004, Trico Marine Services, Inc. (the “Parent”) and two of its U.S. subsidiaries, Trico Marine Assets, Inc. (“TMA”) and the Plan Sponsor (collectively, the “Debtors”) filed “prepackaged” voluntary petitions for reorganization under chapter 11 (“Chapter 11”) of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) under case numbers 04-17985 through 04-17987. The reorganization was being jointly administered under the caption “In re Trico Marine Services, Inc., et al., Case No. 04-17985.” The Debtors operated as debtors-in-possession pursuant to the Bankruptcy Code during the period from December 21, 2004 through March 15, 2005 (the “Exit Date”).

On the Exit Date, holders of the Parent’s old common stock became entitled to receive warrants to purchase new common stock. Each holder of old common stock received one Series A Warrant (representing the right to purchase one share of the Parent’s new common stock for $18.75) and one Series B Warrant (representing the right to purchase one share of the Parent’s new common stock for $25.00) for each 74 shares of old common stock owned. The Parent issued 499,429 Series A Warrants and 499,429 Series B Warrants on the Exit Date. As a result of the Parent’s old common stock being an investment option during periods prior to October 2003, Plan participants owned 148,759 shares of the Parent’s old common stock on the Exit Date which were converted into 2,010 Series A Warrants and 2,010 Series B Warrants. For a more detailed discussion on the conversion of stock to warrants, please refer to Note 5.

Plan Administration
The Company serves as the Plan Administrator. The Plan’s trust and employee account record maintenance function is performed by outside service organizations. During the period from January 1, 2005 through February 17, 2005, Wells Fargo Bank, N.A. (“Wells Fargo” or “Trustee”) performed these functions for the Company. On February 18, 2005, the Company transitioned the role of trustee to The Charles Schwab Trust Company and transitioned the employee account record maintenance function to VLP Corporate Services, LLC.

Contributions
Before-tax savings contributions are made by the Company on behalf of employee participants who have agreed to have their taxable wages or salary reduced. Prior to January 1, 2002, participants could agree to have the Company withhold up to 15% of their compensation for the purpose of making before-tax savings contributions to the Plan. Beginning January 1, 2002, participants could agree to have the Company withhold any percentage of their compensation. Contributions are limited by federal tax legislation. The limit for the 2005 401(k) contributions was $14,000, except for participants who are fifty are older for whom the limit was $18,000. The limit for the 2004 401(k) contributions was $13,000, except for participants who are fifty for whom the limit was $16,000.

Trico Marine Operators, Inc.
401(k) Retirement Plan
Notes to the Financial Statements
December 31, 2005 and 2004

The Company will match 25% of the participants’ before-tax savings contributions up to 5% of the participants’ taxable wages or salary. The Company may also make a matching contribution (the “Discretionary Matching Contribution”) to the Plan at its sole discretion. The Company’s Discretionary Matching Contribution is allocated among participants based on the ratio to which each participant’s qualified annual compensation bears to the total qualified annual compensation for all participants. During 2005, the Company made cash Discretionary Matching Contributions of $114,908.

Participants direct the investment of their contributions into various investment options offered by the Plan.

Each participant’s account is also credited with Plan earnings, net of certain administrative expenses. Forfeitures of amounts from the matching contribution accounts of participants who terminate employment will be used to reduce the matching contributions for the Plan year in which the forfeiture arose or the next year or applied as a Discretionary Matching Contribution.

Vesting
The term “vesting” refers to the percentage of the participant’s contribution account that a participant is entitled to receive in the event of termination of employment. Participants are 100% vested in all employee contributions and the income earned thereon. If the participant terminates employment before meeting the requirements for retirement described in the Plan, the distribution from the participant’s matching and discretionary accounts will be limited to the vested portion. Vesting percentages increase with the number of years of qualified service. Vesting requirements for employer contributions are as follows:

Years of Qualified Service	Vesting Percentage
1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Forfeitures
Employees who leave the Company before fully vesting in Company contributions forfeit the value of their unvested account. Forfeitures during a Plan year can serve to reduce funds owed to the Plan by the Company for the employer matching contribution, or the Discretionary Matching Contribution. As of December 31, 2005 and 2004, the forfeiture balance included in the Plan was $3,785 and $9,932, respectively. No forfeitures were utilized during 2005 and 2004.

Benefits
Participants are automatically vested 100% upon attainment of retirement age, as defined, and upon death, disability, or upon termination of the Plan. Upon retirement, death, disability, or termination of employment, distributions of the vested balance are made to the participant or beneficiary in a lump sum or periodic payments as provided in the Plan.Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s matching contribution and discretionary contributions, (b) Plan earnings or losses, and (c) charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is limited to the participant’s vested account.

Trico Marine Operators, Inc.
401(k) Retirement Plan
Notes to the Financial Statements
December 31, 2005 and 2004

Participant Loans
The Plan does not allow loans to participants or beneficiaries.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared utilizing the accrual method of accounting.

Investment Valuation
The values of the mutual funds are based on fair values as determined by the Trustee based on quoted market prices in active markets of the mutual funds’ underlying investments. The fair value of Trico Marine Services, Inc. old common stock and warrants are based on quoted market prices.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses
During the 2005 plan year, all third party administrative expenses, including trustee, legal and audit fees related to the Plan were paid by the Company. Third party administrative expenses totaled $65,456 for the Plan year ended December 31, 2005.

Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In such a case, participants would become 100% vested in their accounts and would be allocated their account balances at the time of the termination.

Net Appreciation (Depreciation) in Fair Value of Investments
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments that consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Trico Marine Operators, Inc.
401(k) Retirement Plan
Notes to the Financial Statements
December 31, 2005 and 2004

Risk and Uncertainties
The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Other Payables
As required by IRS guidelines, the Trustee of the Plan annually performs non-discrimination testing on the Plan. Other payables as of December 31, 2004 consisted of excess contributions due to participants which were required as a result of annual non-discrimination testing.

3.	Concentration of Credit Risk

In addition to market risk, certain financial instruments potentially subject the Plan to concentrations of credit risk. Participants direct the investment of their contributions into various financial instrument options offered by the Plan. The Trustee continually performs ongoing evaluations to assess the credit risk associated with these financial instruments.

Trico Marine Operators, Inc.
401(k) Retirement Plan
Notes to the Financial Statements
December 31, 2005 and 2004

4.	Investments

All investments for the years ended December 31, 2005 and 2004 are participant directed. Information relative to investments as of December 31, 2005 and 2004 is as follows:

	2005		2004
Cash & Cash Equivalents:
Cash	$20,022		$-
Wells Fargo Treasury Plus Institutional Money Market Fund (1)	-		912,848	*
Schwab Retirement Money Fund (1)	865,181	*	-
Total Cash & Cash Equivalents	885,203		912,848

Trico Marine Services, Inc. Common Stock Fund (1)	-		25,754
Trico Marine Services, Inc Unitized Fund (2)	28,386		-

Mutual Funds:
American Century - Income & Growth Fund	-		1,244,856	*
MFS Capital Opportunities - Fund Class A	687,767	*	862,246	*
Benham Target Maturity Trust - American Century Target 2005	-		125,368
Dreyfus Intermediate Term Income Fund	433,826	*	490,768	*
Van Kempen Equity and Income Fund - A shares	101,760		61,638
Van Kempen Comstock Fund - A shares	1,242,027	*	108,299
American Funds - The Growth Fund of America	144,863		53,228
Artisan Mid Cap Fund	402,947	*	352,001	*
Fidelity Advisor Diversified International Fund - Class A	-		55,126
Templeton Foreign Fund - Class A	646,656	*	572,867	*
Oppenheimer Global Fund - Class A	105,641		-
Wells Fargo Advantage Government Securities	124,254		-
RS Investments Partners Fund	246,724		187,771
Wells Fargo Stable Value Fund J	9,363		-
Total mutual funds	4,145,828		4,114,168

Total investments	$5,059,417		$5,052,770

(1) Party-in-interest transaction not prohibited by ERISA.
(2) Prohibited transaction as defined by ERISA, see Note 7.
* Investment exceeds 5% of net assets available for benefits at the end of the respective year.

Trico Marine Operators, Inc.
401(k) Retirement Plan
Notes to the Financial Statements
December 31, 2005 and 2004

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2005

Mutual funds	$(31,311)
Trico Marine Services, Inc. Common Stock Fund	(7,197)
Trico Marine Services, Inc Unitized Fund	10,005
$(28,503)

5.	Investment in Trico Marine Services, Inc. Stock and Warrants

During 2004, the Trico Marine Services, Inc. Common Stock Fund consisted of a blend of Trico Marine Services, Inc. common stock and cash. The Trico Marine Services, Inc. Common Stock Fund is not a mutual fund.  With regard to the Trico Marine Services, Inc. Common Stock Fund, the Plan utilizes a unit value method for tracking the market value of assets invested in this fund option.  The value of a unit is determined by dividing the quoted market price of the stock plus residual cash by the number of units in the Fund.  As of December 31, 2004 there were approximately 230,562 units outstanding with a market value of approximately $0.11 per unit (excluding amounts attributable to receivables), related to the Trico Marine Services, Inc. Common Stock Fund.

The Plan held investments as of December 31, 2004 in the common stock of Trico Marine Services, Inc., the Plan Sponsor’s parent, as follows:

2004

Number of shares held	148,759
Number of shares as a percentage of total outstanding
shares in Trico Marine Services, Inc.	0.4%
Market value of shares	$25,754
Market value as a percentage of net assets available
for benefits	0.5%

When the Parent’s old common stock failed to fulfill the minimum $1.00 bid price requirement for continued listing, the NASDAQ delisted the Parent’s old common stock on December 17, 2004, on which date it began trading in the “pink sheets” over the counter market under the symbol “TMARQ.PK”.

On March 15, 2005, “pink sheet” and over the counter trading in the old common stock ceased, as, pursuant to the plan of reorganization, the holders of the old common stock became entitled to receive warrants to purchase new common stock. Each holder of old common stock received one Series A Warrant (representing the right to purchase one share of the new common stock for $18.75) and one Series B Warrant (representing the right to purchase one share of the new common stock for $25.00) for each 74 shares of old common stock owned. Therefore, beginning on March 15, 2005, the Trico Marine Stock Fund is comprised of a blend of Trico Marine Services, Inc. Series A Warrants, Trico Marine Services, Inc. Series B Warrants and cash. Plan participants owned 148,759 shares of the Trico Marine Services, Inc old common stock on the Exit Date which were converted into 2,010 Series A Warrants and 2,010 Series B Warrants. The Series A Warrants and Series B Warrants were subsequently unitized to create the Trico Marine Services, Inc. Unitized Fund. At December 31, 2005, the Trico Marine Services, Inc. Unitized Fund, contained approximately 1,838 units outstanding with a market value of $15.44 per unit.

Trico Marine Operators, Inc.
401(k) Retirement Plan
Notes to the Financial Statements
December 31, 2005 and 2004

The Plan held investments as of December 31, 2005 in the warrants of Trico Marine Services, Inc., the Plan Sponsor’s parent, as follows:

2005

Number of units held	1,838
Number of A & B Warrants as a percentage of total
outstanding warrants in Trico Marine Services, Inc.	0.4%
Market value of the unitized fund	$28,386
Market value as a percentage of net assets available
for benefits	0.5%

In April 2005, the investment advisors of the Plan elected to liquidate the Trico Marine Services, Inc. Unitized Fund by selling all warrants held by the fund. Due to internal trading restrictions during 2005 and early 2006, all warrants were sold on March 20, 2006 for net proceeds of $32,733. The Plan allocated and distributed the proceeds to the holders of the Trico Marine Stock Fund, and the Trico Marine Services, Inc. Unitized Fund was terminated.

6.	Investment Option Changes

In February 2005, in association with the transition of administrator and trustee duties discussed in Note 1, the Company made the following changes to its investments:

•	The Wells Fargo Treasury Plus Institutional Money Market Fund was replaced by the Schwab: Retirement Money Fund,
•
The American Century - Income & Growth Fund, the American Funds - The Growth of America Fund, the Benham Target Maturity Trust - American Century Target 2005 and the Fidelity Advisor Diversified International Fund - Class A were replaced by the Oppenheimer Global Fund - Class A, Wells Fargo Stable Value Fund - Class J and the Wells Fargo Advantage Government Securities.

7.	Tax Status

The Plan is designed to constitute a qualified plan under Section 401(a) of the IRC. The Plan followed the Wells Fargo standardized “prototype” plan, which received its latest determination letter on August 30, 2001. The Internal Revenue Service states that the “prototype” plan, as designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been further amended, management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In March 2005, the plan experienced a prohibited transaction when it was required, as part of the Plan Sponsor’s court approved bankruptcy, to exchange a portion of the employer stock held in the Plan for warrants to purchase common stock of the Parent. The warrants involved in the prohibited transaction had a value of approximately $16,479 on the date of the prohibited transaction. The Plan administrator corrected the prohibited transaction by selling all warrants in the Fund in March 2006. In addition, the Plan Sponsor intends to file a Form 5330 with the IRS to report the prohibited transaction and pay the required excise tax of 15% of the total amount involved, or approximately $2,472.

Trico Marine Operators, Inc.
401(k) Retirement Plan
Notes to the Financial Statements
December 31, 2005 and 2004

8.	Related Party Transactions

Certain Plan investments are shares of the money market fund managed by the Trustee. Transactions in such investments qualify as party-in-interest transactions as defined by ERISA. Any transactions involving these investments are made on the open market at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the provision of the party-in-interest transactions under ERISA.

As described in Note 1, due to reorganization the Investment Committee eliminated the Trico Marine Services, Inc. investment. In 2004, the Plan held 148,759 shares of Company common stock with a market value of $25,754. During 2005, all shares of old common stock in of Trico Marine Services, Inc. were converted into Series A Warrants and Series B Warrants. Upon Exit Date the Plan received 2,010 Series A Warrants and 2,010 Series B Warrants, which represent a prohibited transaction as defined by ERISA, see Note 7.

9.	Subsequent Events

All Trico Marine Services, Inc., Series Warrants A and Series B Warrants under the Plan were sold March 20, 2006 for net proceeds of $32,733. The Plan allocated and distributed the proceeds to the holders of the Trico Marine Stock Fund, and the fund was terminated.

Trico Marine Operators, Inc.
401(k) Retirement Plan

TRICO MARINE OPERATORS, INC. 401(K) RETIREMENT PLAN
SUPPLEMENTAL SCHEDULE - EIN 72-1252405 PLAN 001
Schedule H Line 4(i) - Schedule of Assets (Held at End of Year)
DECEMBER 31, 2005

(a)	(b)	(c)		(d)	(e)
			Investment		Current
	Identity of Issuer	Description of Investment	Type	Cost	Value
*	Charles Schwab (1)	Schwab Retirement Money Fund	Money Market Fund	**	$ 865,181
	Wells Fargo	Advantage Government Securities	Mutual Fund	**	124,254
	Dreyfus	Intermediate Term Income Fund	Mutual Fund	**	433,826
	MFS	Capital Opportunities - Fund Class A	Mutual Fund	**	687,767
	Van Kempen	Equity and Income Fund - A shares	Mutual Fund	**	101,760
	Van Kempen	Comstock Fund - A shares	Mutual Fund	**	1,242,027
	American Funds	The Growth Fund of America	Mutual Fund	**	144,863
	Artisan	Mid Cap Fund	Mutual Fund	**	402,947
	Templeton	Foreign Fund - Class A	Mutual Fund	**	646,656
	RS Investments	Partners Fund	Mutual Fund	**	246,724
	Oppenheimer	Global Fund - Class A	Mutual Fund	**	105,641
	Wells Fargo	Stable Value Fund J	Mutual Fund	**	9,363
*	Trico Marine Services, Inc. (1)	Unitized Warrant Fund	Unitized Fund	**	28,386
					$ 5,039,395

	(*) Party-in-interest
	(**) Historical cost is not required as all investments are participant directed.

Trico Marine Operators, Inc.
401(k) Retirement Plan

TRICO MARINE OPERATORES, INC. 401(K) RETIREMENT PLAN
SCHEDULE G (FORM 5500)
SUPPLEMENTAL SCHEDULE - EIN 72-1252405 PLAN 001
SCHEDULE G PART III - NONEXEMPT TRANSACTIONS
December 31, 2005

(a)	Identity of the party involved:
Trico Marine Services, Inc Unitized Fund

(b)	Relationship to the plan, employer, or other party in interest
Parent Company

(c)	Description of the transactions including maturity date, rate of interest, collateral, par or maturity value
Conversion of common stock to warrants for repurchase of new common stock.

(d)	Purchase price	(h)	Cost of asset
	18,380		18,380

(e)	Selling price	(i)	Current value of asset
	-		28,386

(f)	Lease rental	(j)	Net gain or (loss) on each transaction
	-		-

(g)	Expenses incurred in connection with transaction
-

End of Filing